[American Dental Partners Letterhead]

August 5, 2009

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Mail Stop 3561

Re:	American Dental Partners, Inc.
Form S-3 Registration Statement, as amended
File No.: 333-160157

Dear Mr. Reynolds:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, American Dental Partners, Inc. (the “Company”) hereby requests acceleration of the effective time of the above-referenced registration statement to Friday, August 7, 2009, at 4:00 p.m., or as soon thereafter as is possible.

On behalf of the Company, I hereby acknowledge that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

American Dental Partners, Inc.

By:	/s/ Gregory A. Serrao
Gregory A. Serrao
President